SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 August 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

13 August 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF A TRANSACTION BY A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

On 12 August 2015, the Group was notified that Andrew Bester, a PDMR, had acquired 682,761 Shares in the Group following the exercise on the same day of a share buyout award for nil consideration. The details of the share buyout award were announced in August 2012. Mr Bester has retained 360,933 Shares after the disposal of 321,828 Shares to meet income tax and national insurance contributions arising from the acquisition. The Shares were sold at 80.4812 pence per Share.

Following the above transaction, Andrew Bester continues to comply with the Group's shareholding policy requirements.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transaction took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Andrew Swailes                                                                      +44 (0) 20 7356 1714
Senior Media Relations Manager, Corporate
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 13 August 2015